

Mail Stop 3720

March 7, 2017

Bret Richter
Executive Vice President, Chief Financial Officer, and Treasurer
MSG Networks, Inc.
11 Pennsylvania Plaza
New York, New York 10001

      Re: **MSG Networks, Inc.**
               Form 10-K for Fiscal Year Ended June 30, 2016
               Filed August 18, 2016
               File No. 001-34434

Dear Mr. Richter:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications